Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Auryn Resources Inc. (the “Company”)
1199 West Hastings Street, Suite 600
Vancouver, British Columbia, Canada, V6E 3T5

Item 2	Date of Material Change

August 15, 2018

Item 3	News Release

A news release was issued by the Company through newswire services on August 16, 2018.

Item 4	Summary of Material Change

The Company announced the closing of its previously announced non-brokered flow-through private placement (the “Offering”) of 4,299,375 common shares. The Offering consisted of 2,084,375 flow-through common shares (the “FT Shares”) at a price of $1.60 per FT Share and 2,215,000 charity flow-through common shares (the “Charity FT Shares”) at an average price of $1.80 per Charity FT share, for total gross proceeds of $7,331,250.00.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 15, 2018 the Company completed the Offering consisting of 2,084,375 FT Shares at a price of $1.60 per FT Share and 2,215,000 Charity FT Shares at an average price of $1.80 per Charity FT share, for total gross proceeds of $7,331,250.00.

Goldcorp Inc. will maintain its pro-rata interest in Auryn (approximately 12.4%) by acquiring 490,000 common shares from the purchasers of the Charity FT Shares.

The Company intends to use the net proceeds from the Offering to fund the Committee Bay drill program, a Homestake Ridge follow-up drill program of approximately 3,000 meters and a refined targeting program at the Gibson MacQuoid project.

The FT Shares will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Charity FT Shares will also qualify as “flow-through shares” and were sold on a charitable flow-through basis. The gross proceeds of the sale of the Offering will be used to fund "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)) to be incurred by no later than December 31, 2019 for renunciation to investors in the Offering effective December 31, 2018.

The shares under the Offering are subject to a four-month hold period and were not offered or registered in the United States. A total of $350,000 was paid in commissions for the offering.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Shawn Wallace
President and Chief Executive Officer
Telephone: (778) 729 - 0600

Item 9	Date of Report

August 20, 2018.